Mail Stop 4561   November 26, 2008

Robert R. Hill, Jr.
President and Chief Executive Officer
SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

> **Re: SCBT Financial Corporation**
> **Schedule 14A**
> **Filed November 13, 2008**
> **File No. 001-12669**

Dear Mr. Hill:

We have completed our review of your Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney